Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

May 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 3 to Form 8-K/A

Filed March 26, 2014
File No. 0-54834

Dear Mr. Hamidi:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the accompanying amendments to the Form 8-K for Woodgate Energy Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated April 8, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Item 2.01

Capital Resources, page 8

1. Please revise to disclose all material terms of your commodity sale and purchase agreement with Rasan.

Response: The Company has added the disclosure requested in Item 2.01.

Anticipated Officer and Director Remuneration, page 10

2. We note your response to our prior comment 4 and the summary compensation tables you have added on page 11. Please revise to identify any item included under “All Other Compensation” in each of the tables. Refer to Item 402(o)(7) of Regulation S-K.

Response: The Company has revised to identify these items in each of the tables.

Certain Relationships and Related Transactions, page 12

3. We note your response to our prior comment 5 and the new disclosure on page 12. Please revise your disclosure to clearly identify the related persons who have an interest in the listed transactions, the basis on which those individuals are related to you, and the nature of the related person’s interest in the transactions listed. For example, disclose in this section how Rasan Energy is a related party. Refer to Item 404(a) of Regulation S-K.

Response: The Company has added the disclosure requested in this section.

Exhibits

4. We note your response to our prior comment 1, and your revised disclosure about the “Washington project” on page 4. Please file the agreement pursuant to which you have leased land for the project. Refer to paragraph 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company is filing this agreement as an exhibit.

5. We note your response to our prior comment 9. Please ensure that you file all material agreements related to the financing facility with Rasan. For example, please file the Master Agreement for Purchase and Sale of Commodities, dated September 10, 2009, that is referenced in Exhibit 10.9.

Response: The Company is filing material agreements in connection with this comment.

E&P Co., LLC

Notes to Financial Statements for the Six Months Ended June 30, 2013

6. It appears that the footnotes to the financial statements for the period ended June 30, 2013 related to the period ended December 31, 2013. Please revise the notes to the financial statements to include disclosures corresponding to the financial statements for the periods presented.

Response: The revised footnotes are included as requested by this comment.

7. Your response to our prior comment 6 states that the limitations imposed by FASB ASC 350-30-25-3 are an inappropriate measure for trade secrets. However, it does not appear your response includes an analysis of the authoritative accounting guidance supporting the recognition of your internally developed proprietary well completion processes as an intangible asset. Your response also appears to indicate that the value of the intangible assets with respect to trade secrets is based on estimated costs savings. However, the statement of cash flows presented in your Form 8-K indicates that you paid cash for intangible assets during the six months ended June 30, 2013. Please explain this apparent inconsistency. With your response, please refer to the authoritative guidance supporting your view.

Response: The trade secrets herein meet the recognition criteria required by Concepts Statement No. 5, paragraphs 58-77. The fundamental recognition criteria are the following:

1.	Definitions. Trade secrets meet the definition of intangible assets in that they require a lack of physical substance. Additionally, the Trade Secrets Act recognizes them as assets.

2.	Measurability. The use of the net realizable value of the trade secrets has been supported in previous submissions.

3.	Reliance. The trade secrets have predictive and timely value, meeting the principle objective of financial reporting which is the provision of information necessary in making rational investment, credit, and similar decisions.

4.	Reliability. The values asserted in the holding of the trade secrets are considered to be faithful, verifiable, and neutral, such that it is useful to investors. The timing of the recognition is appropriate as the Company has acquired information regarding the lack of success regarding competitor efforts such that a reliable estimate could be made.

The Company asserts that trade secrets are not appropriately valued by cost alone. If such were indeed the case, no trade secret whatever need be recognized. Thus using costs alone as suggested by ASC 350-30 is inappropriate in the recognition of the trade secrets. The Company asserts the use of the Statement of Accounting Concepts No. 5 more appropriately delineates the recognition of these trade assets.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates